EXHIBIT 99.2

Tarus Acquisition Announcement 1 Nasdaq: PRTG July 2022

Legal Disclaimer 2 This presentation is for information purposes only. This presentation does not constitute a general advertisement or general solicitation or an offer to sell or a solicitation to buy any securities in any jurisdiction. Such an offer can only be made by prospectus or other authorized offering document. This presentation and materials or fact of their distribution or communication shall not form the basis of, or be relied on in connection with any contract, commitment or investment decision whatsoever in relation thereto. No securities commission or similar authority in Canada, the United States or any other jurisdiction has in any way passed upon the adequacy or accuracy of the information contained in this presentation. Forward - Looking Information This presentation contains "forward - looking statements" that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward - looking statements. The statements contained in this presentation that are not purely historical are forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward - looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "seek," "should," "strategy," "target," "will," "would" and similar expressions or variations intended to identify forward - looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward - looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward - looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in our reports filed with the Securities and Exchange Commission from time to time. Except as required by law, we undertake no obligation to update any forward - looking statements to reflect events or circumstances after the date of such statements. No representation or warranty, express or implied, is or will be given by Portage Biotech Inc. (the “Company”) or any of its affiliates, directors officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency of this presentation or for any errors, omissions, misstatements, negligent or otherwise, contained herein. A shelf registration statement on Form F - 3 relating to the public offering of the Company’s common stock was declared effective by the Securities and Exchange Commission on March 8, 2021. Before you invest, you should read the prospectus in the registration statement and related preliminary prospectus supplement that the Company will file with the Securities and Exchange Commission for more complete information about the Company and the offering. An electronic copy of the preliminary prospectus supplement and accompanying prospectus relating to the offering will be available on the website of the Securities and Exchange Commission at www.sec.gov.

Overview of Transaction • Portage pays 2,425,999 shares plus assumption of $3M in liabilities • Up to $32M in additional stock or cash payments depending on development and commercial milestones • Entered into a committed share purchase agreement for up to $30 million • 36 - month term, price is based on the prevailing market price at the time of sale • Supports incremental cost and potentially extends runway into 2024 3

Novel Pipeline with numerous small molecule broad immune engagers

iNKT Agonist Platform

ASSET	TECHNOLOGY	ASSET	INDICATION	STAGE
PORT-2	iNKT Agonists Liposomal Formulations	IMM60	Melanoma	Phase 1/2
PORT-2	iNKT Agonists Liposomal Formulations	IMM60 + Keytruda®	Melanoma	Phase 1/2
PORT-2	iNKT Agonists Liposomal Formulations	IMM60+ Keytruda®	NSCLC	Phase 1/2
PORT-2	iNKT Agonists Liposomal Formulations	IMM60+Cell Therapy	Solid Tumors	Pre-clinical
PORT-3	iNKT Agonists Nanoparticle Co-Formulations	(IMM60/NY-ESO-1) + Keytruda®	NY-ESO-1 Postive Tumors	Phase 1/2

Adenosine Inhibitor Platform

ASSET	TECHNOLOGY	ASSET	INDICATION	STAGE
PORT-6	A2AR Inhibitor	TT-10	A2A exp Solid Tumors	Phase 1a/1b
PORT-7	A2BR Inhibitor	TT-4	A2B exp Solid Tumors	Phase 1a/1b
PORT-8	A2AR/A2BR Inhibitor	TT-53	Solid Tumors	Preclinical
PORT-9	Gut-restricted A2BR Inhibitor	TT-3	Colorectal, GI tumors	Preclinical

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Adenosine Portfolio PORT - 6, PORT - 7, PORT - 8, PORT - 9 A2AR Inhibitor A2BR Inhibitor A2AR/A2BR Dual Inhibitor Gut - restricted A2BR Inhibitor

Adenosine Pathway - High Priority Target for Immunotherapeutic Intervention

T cell

↓ Th1/Th2-signature cytokines (A2AR, A2BR)
↓ proliferation (A2AR, A2BR)
↓ adherence (A2AR, A2BR)
↓ migration (A2AR, A2BR)
↓ degranulation (A2AR, A2BR)
↓ cytotoxicity (A2AR, A2BR)
↓ terminal differentiation (A2AR, A2BR)
↓ activation-induced cell death (A2AR, A2BR)
↓ Treg differentiation and suppressive capacity (A2AR, A2BR)

Treg

Macrophage

↓ IL-12 (A2AR), TNFα (A1R, A2AR, A3R), MIPα (A3R) nitric oxide
↓ (A2AR), superoxide (A2AR, A2BR) arginase-1 (A2BR), IL-10
↑ (A2AR, A2BR), VEGF (A2AR)

NK Cell

↓ maturation (A2AR)
↓ activation (A2AR)
↓ proliferation (A2AR)
↓ IFN-γ and TNFα (A2AR)
↓ cytotoxicity (A2AR)

DC

↓ monocyte differentiation to DCs (A2BR)
↓ activation
↓ motility
↓ ability to prime Th1 responses (A2AR, A2BR)
↑ ability to prime Th2 and Th17 responses (A2BR) TNFα and IL 12 (A2AR, A2BR)
↑ PD-L2 (A2AR), IL-5, IL-10 (A2AR, A2BR), IL-6 (A2BR)
↑ TGFβ, IDO-1 and arginase-2
↑ VEGF (A2BR), IL-8



CAF

↑ CXCL12 and FG2 (A2Br)
↑ proliferation (A2AR)

MDSC

↑ HPC differentiation into MDSCs (A2BR)
↑ IL-10 (A2AR)
↑ CD73
↑ VEGF (A2BR)

Neutrophil

↓ adherence and transmigration (A2AR, A2BR)
↓ TNFa and MIP1 a (A2AR, A2BR)
↓ degranulation (A2AR, A2BR)
↓ Fc receptor-mediated phagocytosis (A2AR, A2BR)
↓ superoxide (A2AR)
↓ VEGF (A2AR, A2BR)
↑ PGE2 (A2AR)

Endothelial Cell

↓ thrombospondin-1 (A2AR, A2BR)
↑ vasodilatation
↓ E-selectin, VCAM-1, ICAM-1
↓ vascular permeability (A2BR)
↑ CD73 (A2BR)
↑ VEGF(A2AR, A2BR), IL-8 (A2BR), bFGF (A2BR)

Tumor Cell

↑ survival (A 1 R, A2AR, A3R)
↓ survival (A 1 R, A2AR, A2BR, A3R)
↑ proliferation (A 1 R, A2AR, A2BR, A3R)
↓ proliferation (A2BR, A3R)
↑ motility and invasiveness (A 1 R, A2AR, A2BR, A3R)
↓ motility and invasiveness (A3R)
↑ VEGF (A3R), IL-8 (A2BR), angiopoietin 2 (A3R), erythropoietin (A2AR)

6 *Targeting Adenosine in Cancer Immunotherapy to Enhance T-Cell Function*; Virgano, *et al*; Frontiers in Immunology 2019 used under CC BY 4.0

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Clinical Evidence from Other Adenosine agents

- **CD73:** ESMO 2021 AZ presents COAST Phase II Trial results for Oleclumab (anti CD73) + Durvalumab (anti PD-L-1) Combination in Patients with Unresectable Stage III Non-Small-Cell Lung Cancer has PFS benefit
- **A2A:** less mature, lessons from iTeos:

ASCO 2021 iTeos presents Phase I Inupadenant (A2AR) Trial results in solid tumors showing more benefit in high A2AR expressing tumors

Best % Change in Tumor Lesion by High/Low $A_{2A}R$ levels


N=37 RECIST-evaluable patients
*progression-free>6mo
Best percent change
100
50
0
-50
-100
+20%
-30%
$A_{2A}R^{low}$
$A_{2A}R^{high}$
$A_{2A}R$ not available

Survival curve by High/Low $A_{2A}R$ levels


$A_{2A}R^{low}$
$A_{2A}R^{high}$
Probability of Survival
100
50
0
100
200
300
Days

- **AACR 22: BID more effective, and at higher doses(80mg and 160mg) seeing 1/6 respond (80 is recommended dose for P2)**
- **No responses in QD dosing**
- **More responders in A2A high**

Opportunity for more selective and durable inhibition in selected population

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8 1 AACR 2019 2 Cancer Immunology Research 2018, 3 ASCO GU 2020, SITC 2018. BEST IN CLASS A2A: More Selective, More Potent, More Durable Key Parameters PORT - 6 Portage EOS - 850 iTeos 1 CPI - 444 Corvus 2 AB928 Arcus 3 Significance Potency (cAMP functional inhibition of A2AR) IC50 0.40nM 2.24nM 17.03nM — PORT - 6 is over 5x more potent than next best IC50; and 22X more potent than Arcus on Ki measure Ki 0.065nM — — 1.4nM Selectivity against A1 Receptor (Safety) >150,000x 270x 54X 43x A1R is associated with CNS and CV side effects Receptor Occupancy 10+ hours 2.5 hours 0.3 hours — Prolonged PD effect: key attribute given high concentrations of adenosine in TME Tumor Concentration 10x vs plasma — — 1.6x vs plasma High concentration in tumor tissue required for effective antagonism of tumor expressed receptors Single Agent Efficacy (tumor reduction – CT26 colon cancer mouse model) 54% (p<0.05) <10% (p=ns) <10% (p=ns) ~20% B16F10 Melanoma Competing compounds only show effect in combination with other agents

9 PORT - 7: Highly Selective and Potent A2B Adenosine Receptor Antagonist High potency and selectivity may provide important safety and efficacy advantages • Activity in 4T1, CT26, and other disease models (Asthma, fibrosis, sickle cell) • IND approved for pro - drug Binding affinity Functional antagonism of receptor Receptor Ki (nm) Selectivity A2B 9 1 A1 >30,000 >3000x A2A >10,000 >1000x A3 >30,000 >3000x Receptor Ki (nm) Selectivity A2B 13 1 A1 300 23x A2A 1,800 138x A3 60,000 >4,000x

PORT-8: Dual A2A/A2B Improved Profile vs. Arcus Dual Inhibitor AB928

Potency (Kb)[1] [Schild Analysis]

	A2AR	A2BR	A1R
Arcus [2]	1.4nM	2.4nM	64nM
Portage	0.5nM	0.19nM	256nM

13X
More potent for A2BR inhibition

3X
More potent for A2AR

4X
Higher selectivity against A1R

PORT-8 Dual Inhibitor

- Highly potent dual A2AR / A2BR antagonists with low nanomolar / picomolar activity identified
- Lead compound PORT-8 is equipotent against both receptor subtypes
  - Suitable ADME and pharmacokinetic profiles
  - No liability for hERG, CYP inhibition, or hepatocyte instability
  - Preclinical / POC studies in animals to be initiated
- PORT-8 shows synergistic inhibition of cAMP signaling - the main pathway for adenosine-mediated immunosuppression
- Compound series covered by two issued patents; additional filings ongoing
- Based on low nanomolar/picomolar potency of PORT-8 dual inhibitor, significantly lower IC50 value expected (Arcus: 80nM)

(1) Competitive inhibition of receptor signaling
(2) Arcus presentation

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T rial O f A denosine a2a and a2b in S olid T umors ( TOAST - 1 study) A2BR indications: Colorectal Cancer, Non - small Cell Lung Cancer, Endometrial Cancer, Ovarian Cancer with high A2B expression A2AR indications: Prostate Cancer, Non - small Cell Lung Cancer, Head & Neck Cancer, Renal Cell Cancer with high A2A expression PORT - 6 1a: MONOTHERAPY PORT - 7 Phase 1a Starting Dose (10 mg BID) (n=12 - 15) 100 mg 800 mg Phase 1a Starting Dose (200 mg QD) (n=9 - 12) Recommended Dose Recommended Dose PORT - 6 + PORT - 7 PORT - 6 + PD - 1 PORT - 7 + PD - 1 COMBO options PORT - 6/PORT - 7 + other Portage agents SOC n=10 PORT - 6/7 + SOC n=20 Cross over at progression 1b: RANDOMIZED VS SOC 11

Accelerating Development in Untapped Growth Areas of I/O Capital Efficient Portfolio Expansion into Adenosine Pathway • Doubled clinical candidates via modest initial capital outlay • Differentiated I/O portfolio with multiple clinical data reads over the next 2 years De - risked Research & Development Approach • Expert scientific oversight • Fast follower strategy Positioned as preferred partner for pharma in I/O • Deep industry network with frequent engagement with big pharma and biotech • Small molecule focus, with manufacturing simplicity and low capital investment • Packaged for commercialization/ acquisition Expert Leadership with Track Record of Success • Proven success with early investment, 5 onc approvals, formation of Biohaven Pharmaceuticals 12